Champion Enterprises Inc.
Phyllis A. Knight	2701 Cambridge Court
Executive Vice President	Suite 300
and Chief Financial Officer	Auburn Hills, MI 48326
pknight@championhomes.net	248.340.0880
September 7, 2007
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Attention:	Rufus Decker
Accounting Branch Chief

RE:	Champion Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 30, 2006
Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 1-9751
Dear Mr. Decker:
     The following is our response to written comments received from the staff of the Securities and Exchange Commission in a letter dated August 31, 2007.
FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2006
General
1.	Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Drafts of additional disclosures or other revisions resulting from our responses to the written comments are included in our responses below. All such revisions will be included in our future filings, including interim filings, as appropriate.
Selected Financial Information, page 19
2.	We have read your response to comment two from our letter dated July 31,2007. We continue to believe that loss (gain) on debt retirement should not be included as a component of operating income (loss). Please include your loss (gain) on debt retirement around interest expense in your income statements.

In future filings loss (gain) on debt retirement will be reported below operating income and will be included around net interest expense. A draft of such revised income statement, as contained in Selected Financial Information, follows:

	Five-Year Highlights
	2006	2005	2004	2003	2002
	(In Thousands)
Net sales
Manufacturing	$1,195,834	$1,190,819	$1,002,164	$981,254	$1,150,638
International	90,717	—	—	—	—
Retail	117,397	135,371	110,024	130,366	250,277
Less: Intercompany	(39,300)	(53,600)	(97,900)	(109,686)	(156,704)

Total net sales	1,364,648	1,272,590	1,014,288	1,001,934	1,244,211
Cost of sales	1,147,032	1,055,749	843,261	866,020	1,077,045

Gross margin	217,616	216,841	171,027	135,914	167,166
Selling, general and administrative expenses	154,518	151,810	129,096	146,513	197,317
Goodwill impairment charges	—	—	—	34,183	97,000
Restructuring charges	1,200	—	3,300	21,100	40,000
Amortization of intangible assets	3,941	—	—	—	—
Mark-to-market (credit) charge for common stock warrant	—	(4,300)	5,500	3,300	—

Operating income (loss)	57,957	69,331	33,131	(69,182)	(167,151)
Loss (gain) on debt retirement	398	9,857	2,776	(10,639)	(7,385)
Net interest expense	14,446	13,986	17,219	26,399	26,430

Income (loss) from continuing operations before income taxes	43,113	45,488	13,136	(84,942)	(186,196)
Income tax (benefit) expense	(95,211)	3,300	(10,000)	(5,500)	53,500

Income (loss) from continuing operations	138,324	42,188	23,136	(79,442)	(239,696)

Loss from discontinued operations	(16)	(4,383)	(6,125)	(23,642)	(15,859)

Net income (loss)	$138,308	$37,805	$17,011	$(103,084)	$(255,555)

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 16
3.	We have read your response to comment five from our letter dated July 31,2007. We continue to believe that you should discuss the business reasons for the changes in general corporate expenses line item between periods in the MD&A, where applicable. Please discuss the business reasons for the changes in this line item for all periods presented in MD&A wherever you discuss segment results. Please also attempt to quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations.

In future filings we will discuss the reasons for the changes in general corporate expenses between periods in the MD&A, wherever we discuss segment results. We will also attempt to quantify the impact of each factor we identify when multiple and offsetting factors contribute to fluctuations. In our response letter dated August 23, 2007, we provided a draft of such explanation for changes in general corporate expenses for the three and six months ended June 30, 2007 versus the comparable periods of the prior year.
* * * * * *

In connection with our response to your comments, we acknowledge that the we are responsible for the adequacy and accuracy of the disclosures in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to these responses, please feel free to contact me at (248) 340-0880.

Very truly yours,
/s/ Phyllis A. Knight
Phyllis A. Knight
Executive Vice President and Chief Financial Officer

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